June2, 2008

VIA EDGAR AND FACSIMILE (202) 772-9366

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:	Vycor Medical, Inc. (the “Company”)
Registration Statement on Form S-1
Filed March 18, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 15, 2008, addressed to Mr. Kenneth Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Prospectus Cover Page

1.             Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

The Company presently has 22,382,879 issued and outstanding shares of common stock, of which 5,117,921 shares are held by each of Kenneth Coviello, the Company’s Chief Executive Officer and Heather N. Jensen, the Company’s President, and Sawmill Trust. Accordingly, the public float is 7,029,116 shares of common stock.

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www.srff.com

We understand that, as a guideline, registration of securities on a secondary basis pursuant to Rule 415 would generally be permitted up to an amount not exceeding 1/3 (33.33%) of a company’s outstanding shares, excluding those held by affiliates. Accordingly, based on the guideline, the Company would only be eligible to register approximately 2,342,804 shares of common stock. The Company is seeking to register 5,918,005 shares of common stock and 5,645,210 shares of common stock underlying certain convertible securities. Such convertible securities comprise debentures, warrants and options. Below is a summary of the transactions underlying the issuance of the convertible securities.

Debentures

On December 14, 2006, the Company issued to Fountainhead Capital Partners Limited a Bridge Loan Debenture for the original principal amount of 172,500, which may be converted, at the option of Fountainhead Capital Partners Limited to 1,876,300 shares of its common stock. The Bridge Loan Debenture has a maturity date of February 15, 2009. On April 15, 2008, Fountainhead Capital Partners Limited assigned its interest in the Fountainhead Bridge Loan Debenture to Fountainhead Capital Management Limited.

On February 14, 2008, the Company entered into a transaction with Regent Private Capital, LLC, whereby Regent Private Capital, LLC agreed to invest $1,000,000 in the purchase of its Convertible Debentures — such investment to be made in two tranches of $500,000 each. In connection with the investment by Regent Private Capital, LLC, Fountainhead Capital Partners Limited agreed to make additional investments totaling $300,000 in two tranches of $150,000 each concurrent with the Regent investments. On April 15, 2008, Fountainhead Capital Partners Limited assigned its interest in the Fountainhead Bridge Loan Debenture to Fountainhead Capital Management Limited.

These investments are evidenced by Convertible Debentures with a term of one year and are convertible into shares of its common stock at a price of approximately $.123 per share. If fully converted, the Convertible Debentures would result in the issuance of 8,129,529 shares to Regent Private Capital, LLC and 2,438,853 shares to Fountainhead Capital Partners Limited.

As of the date hereof, both tranches of investments by Regent Private Capital, LLC and Fountainhead Capital Partners Limited have been completed.

Warrants

The Company issued a warrant to Fountainhead Capital Partners Limited to purchase 50.22 Membership Units of the Company (now 805,931 shares of its shares of common stock) dated December 15, 2006 at $.50 per share.

On December 14, 2006, the Company entered into an Option Agreement with Fountainhead Capital Partners Limited which granted to Fountainhead Capital Partners Limited an option to invest up to $1,850,000 within three years from December 14, 2006 in exchange for up to 5,652,954 shares of its common stock and warrants to convert to 3,017,409 shares of its common stock.

In consideration of Regent Private Capital, LLC agreeing to invest $1,000,000 in the purchase of its Convertible Debentures, Fountainhead Capital Partners Limited executed an Assignment of Rights under Warrant and Under Option Agreement to assign to Regent Private Capital, LLC 50% interest in Fountainhead Capital Partners Limited’s rights, title and interest in the abovementioned Option Agreement, the warrant to purchase shares at $.50 per share and the warrant under the Option Agreement. By reason of this assignment, Fountainhead Capital Partners Limited assigned to Regent Private Capital, LLC the rights under the warrant to acquire 50% of the underlying securities issuable on exercise of the warrant and 50% of the rights to make future investment in the Company. On April 15, 2008, Fountainhead Capital Partners Limited assigned Warrants to purchase 60,445 shares of the Company’s common stock to La Pergola Investments Limited.

In consideration for providing consulting services to us, the Company granted to GC Advisors LLC two warrants to purchase an aggregate of 192,576 shares of its common stock each for a purchase price of $.135 per share. One warrant expires on January 9, 2009 and the other on January 9, 2010.

In consideration for being its strategic business advisor, the Company issued to Martin Magida a warrant to purchase up to 160,480 shares of its common stock at $.24 per share. The warrant is valid from September 1, 2007 for a period of five years.

In consideration for purchasing its shares, the Company issued to George Kivotidis a warrant to purchase up to 4,000 shares of its common stock at $.50 per share. The warrant is valid from November 6, 2007 for a period of three years.

In consideration for providing advisory services, the Company issued to Robert Guinta is a holder of a warrant to purchase up to 160,480 shares of the Company’s common stock at $.24 per share. The warrant is valid from September 1, 2007 for a period of five years.

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Options

On December 14, 2006, the Company entered into an Option Agreement with Fountainhead Capital Partners Limited which granted to Fountainhead Capital Partners Limited an option to invest up to $1,850,000 within three years from December 14, 2006 in exchange for up to 5,652,954 shares of its common stock and warrants to convert to 3,017,409 shares of its common stock.

In consideration of Regent Private Capital, LLC agreeing to invest $1,000,000 in the purchase of its Convertible Debentures, Fountainhead Capital Partners Limited executed an Assignment of Rights under Warrant and Under Option Agreement to assign to Regent Private Capital, LLC 50% interest in Fountainhead Capital Partners Limited’s rights, title and interest in the abovementioned Option Agreement, the warrant to purchase shares at $.50 per share and the warrant under the Option Agreement. By reason of this assignment, Fountainhead Capital Partners Limited assigned to Regent Private Capital, LLC the rights under the warrant acquire 50% of the underlying securities issuable on exercise of the warrant and 50% of the rights to make future investment in the Company.

Each of Kenneth Coviello and Heather Jensen entered into a stock option agreement with the Company dated February 15, 2008. Pursuant to the said stock option agreements, each of Kenneth Coviello and Heather Jensen was granted an option to purchase 500,000 shares of common stock of the Company at an exercise price of $.135 per share. The option shall vest 33 1/3% on each of the first, second and third anniversary of the grant and shall expire February 12, 2018.

Dr. Ezriel E. Kornel entered into a consulting agreement with us on January 10, 2006. Pursuant to the consulting agreement, in consideration for acting as its consultant, Dr. Kornel received options to acquire 240,720 shares of its common stock at a price of $.25 per share. The term of the agreement is for three years.

Dr. David Langer entered into an amended and restated consulting agreement with the Company on December 11, 2006. Pursuant to the agreement, Dr. Langer agreed to provide us certain consulting services, which include the role of its Chief Medical Advisor, assistance in the analysis, preparation, submission, publication and presentation of scientific data in relation to its research efforts and sales and marketing efforts. In consideration of such consulting services, Dr. Langer received options to acquire 320,960 shares of the Company’s common stock at a price of $.25 per share. The agreement will terminate April 15, 2009.

Dr. Donald O’Rourke entered into a consulting agreement with us on January 18, 2008. Pursuant to the consulting agreement, Dr. O’Rourke shall provide consulting or advisory services on an as needed basis, to guide us in making important strategic decisions and to evaluate our strategic plans and decisions, research and/or development activities and results, competitive positions and/or other scientific and/or technical issues. In consideration for providing such services, Dr. O’Rourke was granted an option to purchase 50,000 shares of the Company’s common stock at $.50 per share.

None of the selling shareholders is an affiliate of the Company. Apart from the relatively small number of shares underlying the convertible securities held by each of the various holders above, the Company is only seeking to register 2,161,709 shares of common stock underlying the convertible securities for each of Regent and Fountainhead, which amounts approximately to 9.65% of the Company’s issued and outstanding shares of common stock.

The Company is only legally obligated to file a registration statement for Regent and Fountainhead in respect of their common shares underlying their convertible securities pursuant to Section 6.1 of the Convertible Debenture Purchase Agreements with Regent and Fountainhead. However, the Company is endeavoring to register the shares in connection with investments in the Company by various other investors dating back to 2006 in this registration statement in recognition of their commitment and contributions to the Company. The investors made a bona fide investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own account for more than two months already and some for a few years, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. In fact, 25 holders of 17,999,999 shares of the Company’s common stock are already eligible to sell under Rule 144.

The exercise or conversion prices of the convertible securities and any adjustments thereto can only be triggered by the action of the Company and thus operate independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price.

The Company believes that the cumulative impact of the abovementioned reasons presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company’s common stock. We do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.

We also believe that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support our position that this registration is not an indirect primary offering. Below is a discussion of each of these points:

(1)	Consideration should be given to how long the selling shareholders have held the shares

The Company is registering shares of common stock and shares of common stock underlying convertible securities, the issuance of which date to as far back as 2006. Such shares and convertible securities have been issued periodically over the years as described above, the most recent being on or around February 14, 2008. The Company’s obligation to file this registration statement was pursuant to Section 6.1 of the Convertible Debenture Purchase Agreements between the Company and Regent and Fountainhead respectively. The investors have made an investment in the Company and they hold the risk of ownership. Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

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(2)	The circumstances under which the investors received the securities

The investors acquired the various securities from the Company in a series of private placements. Each such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. The private placements constituted the primary offerings by the Company. Furthermore, the financing was an arms’ length transaction and was for valid and sufficient consideration.

(3)	The selling shareholders’ relationship to the Company

The relationship between the selling shareholders and the Company then, as it is now, is as an investor. The larger selling shareholders like Regent and Fountainhead have each voluntarily cut back the registration of their shares to less than 10% of the Company’s issued and outstanding shares to avoid having affiliate status vis-à-vis the Company. Further, there is no relationship between any of the investors or with the Company prior to their investments in the Company.

(4) Whether the sellers are in the business of underwriting securities

As stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own account for more than two months already and some for a few years, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding (only in the case of Regent and Fountainhead), not a condition precedent. For most of the other investors, they had no registration rights at all. As a result, Regent and Fountainhead bear the risk that the Company would fail or be unable to register the securities. The other selling shareholders was bona fide investors as they did not have some registration rights. Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering has been deposited into an escrow account and have cleared. The investors have all made cash investments, and the Company has received the proceeds from the sale of securities to the investors.

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www.srff.com

Regent and Fountainhead have a contractual right to have the Company register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities in excess of two months ago. The rights under a registration rights agreement cannot be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective. Thus, the selling stockholder should not be deemed to be in the business of underwriting the Company’s securities.

(5)	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the selling shareholders are acting as a conduit for the Company. The investors purchased the securities in a financing, the investors do not hold a significant block of the Company’s voting securities and these investments were made over a significant period of time.

2.             We note your disclosure in the fourth paragraph. Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-K Item 501(b)(3). Given your disclosure on page 10 that you will seek to have a market maker file an application with the NASD on your behalf to list the shares of our common stock on the NASD OTC Bulletin Board, we will not object if you also disclose that selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulleting Board. Please also revise your “Plan of Distribution” disclosure accordingly.

Response :

We have amended the fourth paragraph of the cover page of Form S-1/A. We have amended the Plan of Distribution disclosure as recommended.

Cautionary Note Regarding Forward-Looking Statements page ii

3.	The risk factors must immediately follow your prospectus summary or a one-page prospectus cover. Please relocate this information to a more appropriate section.

Response:

We have relocated this information to page 11.

Prospectus Summary, page 1

4.
We note the use of defined terms in quotations and parenthetical in your summary, including VCAS, VBAS, FDA, EU, Regent, and Fountainhead. Please revise to avoid reliance on defined terms in your document.

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Response:

We have revised the Form S-1/A to avoid reliance on defined terms.

5. The disclosure in the summary should be a balanced presentation of your business.

•	The identification of your first series of products is unclear. Please clearly identify the products including what function they perform.

•
We note you state you are in the process of introducing your first series of products to the marketplace. Please describe the current status of the product development and identify the hurdles that remain before the products are to be sold commercially.

•
We note you have disclosed some US and EU regulatory requirements regarding approvals required before you take your products to market. Please disclose the continuing regulatory requirements applicable to your products when they are brought to market.

Response:

Please see revisions.

6.
We note you have provided a discussion of European regulatory procedures and status. Please revise to provide additional disclosure so that this information is provided in context. For example, investors may not be aware of the meanings of CE Marking or the relevance of different classes of medical devices.

Response:

Please see our response to Note 5 above.

Background, page 2

7.	In an appropriate part of your prospectus, please disclose when the 2nd of the two tranches will be paid by each of Regent Private Capital and Fountainhead Capital Partners.

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Response:

Please see revisions in the Form S-1/A.

Risk Factors page 4

8.
Please tell us whether you plan to register you securities under Section 12 of the Exchange Act. If you do not, please add a risk factor to explain the effects of the automatic suspension under Section 15(d) and the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response:

The Company presently has no plans to register its securities under Section 12 of the Exchange Act.

As instructed, we have included the following risk factor under “Risks Related to an Investment in Our Common Stock:

Our securities are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended

We have not registered our securities pursuant to Section 12 of the Securities Exchange Act, as amended and our Section 15(d) reporting obligations have been suspended, which means we are considered a “voluntary filer” under SEC regulations. We are, therefore, not currently obligated to file any periodic reports under the Securities Exchange Act, to follow the SEC’s proxy rules or to distribute an annual report, containing audited financial reports to our securities holders, although we intend to voluntarily file annual, quarterly and special reports, and other information with the SEC. If we are not required to deliver an annual report to security holders, we do not intend to voluntarily deliver annual reports to security holders containing audited financial statements.

Please refer to page 11 of the Form S-1/A.

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Risks Related to Our Business, page 5

9.	Please add appropriate risk factors discussing risks relating to your product, including medical liability risks and regulatory risks.

Response:

We have added the following additional risk factors:

Because product liability is inherent in the medical devices industry and insurance is expensive and difficult to obtain, we may be exposed to large lawsuits.

Our business exposes us to potential product liability risks, which are inherent in the manufacturing, marketing and sale of medical devices. While we will take precautions we deem to be appropriate to avoid product liability suits against us, there can be no assurance that we will be able to avoid significant product liability exposure. Product liability insurance for the medical products industry is generally expensive, to the extent it is available at all. We have not yet sought to obtain product liability coverage. While we may obtain such coverage in the future, there can be no assurance that we will be able to obtain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims. A successful product liability claim brought against us may exceed any insurance coverage secured by us and could have a material adverse effect on our results or ability to continue marketing our products.

Because the healthcare industry is subject to changing policies and procedures, we may find it difficult to continue to compete in an uncertain environment.

The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years government regulation of the healthcare industry has changed significantly in several countries. Healthcare industry participants may react to new policies by curtailing or deferring use of new treatments for disease, including treatments that would use our devices. This could substantially impair our ability to successfully marker our products, which would have a material adverse effect on our performance.

The market success of our product candidates will be dependent in part upon third-party reimbursement policies that are often subject to change.

Our ability to successfully penetrate the market for our products may depend significantly on the availability of reimbursement for our products from third-party payers, such as governmental programs, private insurance and private health plans. While our products are currently reimbursed under applicable Medicare policies and many third-party payers, there is no guarantee that this will not change in the future or that applicable levels of reimbursement for our products, if any, will be high enough to allow us to charge a reasonable profit margin. If levels of reimbursement are decreased in the future, the demand for our products could diminish or our ability to sell our products on a profitable basis could be adversely affected.

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www.srff.com

We cannot be certain that we will obtain patents..., page 5

10.
We note your disclosure regarding seeking a patent opinion and patent insurance. Please tell us why you believe this mitigating information is appropriate in this risk factor, as you have not received either protection at this time.

Response:

We have removed the second paragraph of the risk factor.

We are dependent on a key vendor to manufacture our products, page 6

11.
Please clarify whether you have any written agreement with Lacey for services other than the manufacturing services which you are currently negotiating. We note you have engaged them to provide you engineering and logistical support and they appear to have provided you with services to date. Please clarify the terms and status of the $185,000 owed to Lacey. For example, are they charging interest or have they stopped providing you other services? Do they have a claim on any products or services provided to you?

Response:

The Company did not have any written agreements with Lacey other than the indicated agreement and had done business with Lacey in the past based upon individual purchase orders. The Company has now executed an agreement with Lacey to provide manufacturing, engineering and design services, a copy of which is attached as an exhibit. As of 4/1/2008 the amount payable to Lacey was $139,578.20.. The Company has a paydown agreement with Lacey with respect to this payable pursuant to which it will make payments of $30,000 monthly against payables and to pay for new work in advance until the current payable balance is repaid. Following payment of the current payables, the Company expects to be on a 30 day payment basis with Lacey with respect to further work. The Company expects to repay the current payable balance in full by July 1, 2008. There is no interest charge to the Company on account of this payable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Overview, page 14

12.	You indicate that you are planning to launch the VBAS product in the second quarter of 2008. Please update the status of such launch.

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Response:

The Company plans to exhibit their products at the Congress of Neurosurgeons in Orlando in September 2008. The VBAS is scheduled to start shipments in all sizes during the fourth quarter of 2008. Based on the availability of sizes the Company may ship small amounts prior to that time and samples to surgeons and hospitals for product evaluations. Please see revisions.

Comparison of Year Ended December 31, 2007 to the Year Ended December 31, 2006

Revenue, page 18

13.	Please revise the discussion to specifically identify the products you sold which resulted in the revenues recorded in 2007.

Response:

Please see revisions.

Interest Income (Expense), page 18

14.	Please revise the discussion to clarify the nature of the interest expense recorded in 2007. Please be specific about the loans and debt associated with the increased expense.

Response:

We have revised our disclosure to specify the loans on which interest was incurred and the amounts with respect to each.

Liquidity, page 19

15.
To the extent you or your predecessor was a party to the Assignment of Rights under Warrant and Under Option Agreement between Fountainhead and Regent, please file such document as an exhibit. Also, it is unclear if the assignment agreement assigned the warrant referenced in section 3(g) of the Option Agreement, the separate warrant issuable for 50.22 membership units of Vycor Medical, LLC, or both. Please clarify throughout your prospectus.

Response:

The Assignment of Rights Under Warrant and Under Option Agreement between Fountainhead and Regent has been filed as a new exhibit 10.6. The assignment assigned 50% of all Fountainhead warrants. We have made the necessary amendments throughout the prospectus.

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www.srff.com

Going Concern, page 20

16.
FRC 607.02 and Item 303(a) of Regulation S-K require that in situations where the registrant’s liquidity is decreasing in a material way, the registrant should provide detailed cash flow discussions when the independent accountant’s report is qualified because of doubt about the entity’s continued existence. Thereafter, this discussion would be updated as necessary on a quarterly basis. Please disclose the capital amounts raised after the most recent reporting period to support your continued ability to operate for the next five months and disclose in this section and in the Going Concern section of Note 1 to the audited financial statements your detailed viable plan to continue though the next 12 months.

Response:

We have updated our disclosure to state the amounts raised in February, March and April 2008 (following the fiscal year ended December 31, 2007) together with Management’s view of the needs for additional capital over the next 12 months and the need for and potential of obtaining additional capital infusions to fund the Company’s operations.

Corporate History, page 21

17.
Here, or in another appropriate location of your document, please provide a discussion of the terms of your conversion from an LLC to a corporation, including the reasons for such conversion. Include in this discussion how the equity holders in the LLC were treated in the conversion. Disclose the conversion ratio used to convert membership units of Vycor Medical, LLC issuable upon conversion of its convertible debenture and exercise of its warrants Also include in your disclosure an explanation of how the amounts set forth in section 4 of the Vycor Medical, LLC convertible debenture issued to Fountainhead and section 3(g) of the Option Agreement between Vycor Medical, LLC and Fountainhead were converted into that number of shares of your common stock and those exercise prices identified on page 46 and 47 of your prospectus. Please tell us whether and how such conversions were memorialized and if applicable, please file such documents as exhibits.

Response:

We have included a detailed discussion related to the conversion of the Company from a New York limited liability company to a Delaware corporation together with the conversion ratio utilized in connection with such conversion and the reasons why the Company undertook the conversion.

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www.srff.com

Our Medical and Strategic Advisors, page 21

18.
When you identify each of your medical and strategic advisors, please disclose the services each provides to your company and how you compensate each of them. For example, do you have consulting agreements with Dr. Oppido, Mr. Girgenti and Mr. Magida?

Response:

Consulting agreements with Drs. Langer, Kornel and O’Rourke are attached as exhibits. There are no consulting agreements for the rest of the medical and strategic advisors. They offer advice as requested.

19.	Please file as exhibits the consulting agreements with your medical and strategic advisors.

Response:

We have attached the said consulting agreements as exhibits in the Form S-1/A.

Our Products, page 23

20.
We note your extensive description of your product’s benefits. Please provide independent objective support for such statements. Also, please balance your disclosure to discuss some of the shortcomings of your products as compared to existing treatments.

Response:

Below is a reproduction of two statements from medical professionals:

“Transparent tubular retractors provide unique means of deep visualization and even force distribution at the retracted brain tissue. Although the VYCOR tubular retractors are originally designed for removal of deep subcortical tumors, we have used them to access and evacuate intracerebral hematomas on several occasions. At the end, I and my team of residents were pleased to discover the ease of use and unique visualization and illumination of the surgical field that they deliver. The tubular nature of the retractor allows one to rotate it and change the angle of the approach without putting extra pressure on the brain tissue that inevitably occurs when using malleable or any other ribbon-type retractors.”

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Konstantin Slavin, MD
University of Illinois at Chicago
Chicago, IL

"I wanted to see the Vycor device in use and discuss its various applications with my fellow colleagues," "I was impressed with the stable access to the tumor the VBAS provided and the quick learning curve for using the device. I plan to use the device with an endoscope for my specialty in minimally invasive procedures. This is a new approach for many neurosurgeons in Europe. Retractors have not really changed in well over 30 years, and I look forward to doing case studies and teaching my European colleagues on the advantages of using the VBAS device. The Director of Neurosurgery at the Regina Elean Cancer Institute, Dr. Occhipinti, has already endorsed and approved using the device in our institute, and I am certain that other institutes and neurosurgeons will follow."
Dr. Piero Andrea Oppido
National Cancer Institute “Regina Elena”

Because our products have yet to be officially launched and marketed, there is no extensive, detailed, independent studies of our product compared to other products in the market save for a few independent observations and remarks.

Please see revisions in response to your other comments.

Manufacture, page 29

21.
Please clarify what you mean when you state that “Lacey has completed the design, fabrication and testing of three VBAS product models (of eight in total).” Why have they only done only three of eight? Do you have other parties providing similar services?

Response:

Because of funding constraints, the Company could only complete the design, fabrication and testing of only three Brain Access System models. That means that Lacey is responsible for sourcing raw materials to the manufacture of these products. The Company is in discussions with other possible manufacturing vendors.

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Market Analysis, page 29

22. With regard to the data you cite in your prospectus, please tell us:

•	how you confirmed that the data reflects the most recent available information,
•	whether the data is publicly available,
•	whether you paid for the compilation of the data,
•	whether the data was prepared for use in the registration statement, and
•	whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:

The data that was cited was from the American Association of Neurological Surgeons website. The latest information that they have compiled states that it is from 1999. This information can be verified on their website at http://www.neurosurgerytoday.org/what/stats/cranial.asp. This data is publicly available. The Company did not pay for the compilation of the data. They did not need consent to use this data as it is public knowledge and available on the world wide web.

Competition, page 30

23.	Please provide independent objective support for your statements in this section about your product and its competition.

Response:

The Company’s assessment of who will be its competitors is based upon its assumption that it is and will be competing in the “retraction” technology market. The said list of competitors is derived from its research over the internet and information from the websites of its competitors like Cardinal Healthy V. Mueller (www.cardinal.com) and Integra Life Science (www.integra-ls.com). Please see the revisions.

24.
We note your statement about your product’s capability for use with computerized neuron-navigational “IGS” systems. We note your risk factor at the end of page 6 which appears to state that you do not yet have the adapter to allow your product to be used with navigation systems. Please revise or advise.

Response:

Please see revisions.

Intellectual Property, page 31

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25.
Please provide a discussion of your material licenses. We note the license assignment from Dr. Mangiardi to the Sawmill Trust and subsequently to you as disclosed on page 23. Also, please tell us why you have not filed the license or assignment agreements as exhibits.

Response:

The Company has no material licenses. The assignments agreements have been filed as exhibits to the Form S-1/A.

Government Regulations, page 31

26.
Please expand your disclosure to provide investors with an understanding of FDA and EU regulatory regulations that would affect your company and its products. Please include in this disclosure a discussion of the regulatory requirements for bringing your product to market as well as regulations that are applicable to your company and products after you have introduced products to market.

Response:

Please see revisions.

Properties, page 32

27.	We note your lease has expired. Please update your disclosure to provide the current status of your leased properties. Also, please file the lease agreement it as an exhibit.

Response:

Please see revisions.

Our current lease agreement has been filed as an exhibit to the Form S-1/A.

Security Ownership of Certain Beneficial Owners and Management, page 37

28.	Please identify the individuals with beneficial ownership over the shares held by the entities identified in this table.

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Response:

There are no individuals who have beneficial ownership over the shares held by the entities.

29.	Please explain why Sawmill Trust, as holder of the same number of shares held by each of your CEO and President, has a different percentage in the percent of class column of your table.

Response:

Sawmill Trust presently has the same percentage in the percent of class column as the Company’s CEO and President, which is 23.439%. Can you please clarify this comment?

30.
You indicate in the table that “All executive officers and directors as a group” hold 15,353,763 shares, yet the table only lists Mr. Coviello and Ms. Jensen as holding any shares of your common stock. Please indicate who holds the additional 5,117,922 shares. Also indicate why such shares only represent 46.878% of your common stock outstanding.

Response:

We have amended the table so that “All executive officers and directors as a group” hold only 10,235,842 shares of common stock.

31.
Please revise your table to comply with Instruction 1 to Item 403 of Regulation S--K. In addition, you have included two footnotes to the table but the table only references footnote 1. Please revise. Also provide us the calculations pursuant to which you determined the percentages listed in the last column of the table.

Response:

We have amended the table to include footnote 2.
For Kenneth Coviello, who held 5,117,921 shares of common stock, his percentage was calculated as follows:

5,117,921     x 100%     = 22.8659%
22,382,879

As of May 15, 2008, the Company had 22,382,879 shares of common stock issued and outstanding.

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32.
Based on the disclosure provided on pages 33 and 34, it appears that Fountainhead beneficially owns more shares than indicated in your table. Please reconcile the information provided on pages 33 and 34 with the beneficial ownership table. With a view towards disclosure, provide us with your calculations showing how Fountainhead’s beneficial ownership was calculated and the sources of such shares. In addition, the information provided on pages 33 and 34 does not match the information provided on page 11-4. Please reconcile and be sure to provide consistent share data throughout the registration state merit.

Response:

We have revised the disclosure in the beneficial ownership table to be consistent with disclosures appearing in other sections of the registration statement. We have inserted a table which details the basis for the share calculations appearing in the beneficial ownership table.

Directors. Executive Officers, Promoters and Control Persons, page 38

33.
Please provide complete disclosure of your executive’s business experience including all time periods. For example, please disclose the periods of Mr. Coviello’s service with other medical device companies such as Lumex and Graham Field. Please see Item 401(e) of Regulation S-K.

Response:

Please see revisions.

34.	Please disclose the current directorships of publicly traded companies of your officers and directors. For example, we note your description of Mr. Diener’s service with publicly traded companies does not disclose the dates of those services, nor does it identify the NASDAQ listed telecommunications company.

Response:

We have revised Mr. Diener’s biography to include this information.

35.	Please disclose when Mr. Coviello became CEO and an officer of Hearing Innovations.

Response:

Please see revisions.

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Certain Relationships and Related Transactions, page 42

36.	We note your disclosure in Note 2 on Page F-8 regarding a note payable to stockholder. Please provide the disclosure required by Item 404(d) of Regulation S-K.

Response:

We have added the following disclosure:

On Nov 17, 2005, Mr. Coviello made a non-interest-bearing loan to the Company in the amount of $10,000. Such loan was fully repaid as follows:

12//25/2006-Payment of $2,500
1/22/2007- Payment of $2,500
2/21/2007-Payment of $2,500
4/13/2007-Payment of $2,500

Additionally, on February 23, 2006, Mr. Coviello made a non-interest-bearing loan to the Company in the amount of $3,000, which was fully repaid as follows:

10/5/2007-Payment of $1,500
11/1/2007-Payment of $1,500

37.
Provide the information required by Item 404(d) with respect to the acquisition of shares of your common stock by the Sawmill Trust and the Sawmill Trust's assignment to you of rights to the VBAS and VCAS.

Response:

Please see revisions.

Selling Stockholders, page 42

38.	Please identify the individuals with beneficial ownership over the shares held by the entities identified in this table.

Response:

There are no individuals who have beneficial ownership over the shares held by the entities indentified in the table.

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39.
We note you have listed 5,894,322 shares of common stock to be resold by the selling stockholders, yet you are seeking to register only 5,894,317 shares in the fee table, and the first sentence under the heading “The Offering” page 1 of the registration statement indicates you are offering 5,631,159 shares of common stock. In addition, the same sentence on page 1 also indicates you are registering 5,593,104 shares of common stock +underlying convertible securities, yet your fee table indicates you are registering 5,645,210. Please revise or advise.

Response:

We have corrected all references to the number of shares being registered to 5,918,005.

40.
Section 5 of the Securities Act generally prohibits registration of securities tor resale before the initial private sale of those securities is complete. It appears that you are attempting to register for resale 523,747 shares of common stock to be issued to the Concordia group in the event the Concordia Group provides further consultancy services in relation to further investments. To the extent such services were not performed and such shares were not issued prior to the filing of this resale registration statement, you may not include such shares on the current registration statement.

Response:

We did not remove Concordia’s additional 523,747 shares of common stock from registration as such further investments have been made. Please see revisions in the Registration Statement.

41.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

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Response:

None of the selling stockholders in a broker-dealer or an affiliate of a broker dealer.

42.
With a view towards disclosure, please tell us how the selling shareholders acquired the stock they are selling in this offering including the price paid. Where services were received in exchange for the selling stockholders stock, please include a description of the services rendered. Where shares were acquired resulting from the conversion of membership units of Vycor Medical, LLC, please describe how such conversion was consummated and share numbers were calculated.

Response:

For more information on how the selling stockholders acquired the stock they are selling in the offering including the price paid or a description of the services rendered, please refer to Item 15 Recent Sales of Unregistered Securities. Each membership unit of Vycor Medical, LLC was converted into 16,138.84 shares of common stock of Vycor Medical, Inc.

43.
Please revise this table to provide all of the information required by Item 507 of Regulation S-K. It is unclear from the headings in the first two columns of this table whether such columns are stating the number of shares of common stock held by each selling stockholder prior to the offering, as required by Item 507 of Regulation S-K, or whether they instead are listing only those shares held an offered pursuant to the prospectus. For example, how would David Salomon hold 250,000 shares of common stock prior to the offering yet hold 1,111,1 11 shares following the offering?

Response:

Please see revised table.

44.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response:

On December 14, 2006, the Company issued to Fountainhead Capital Partners Limited a Bridge Loan Debenture for the original principal amount of $172,500, which may be converted, at the option of Fountainhead Capital Partners Limited to 1,876,300 shares of the Company’s common stock. The Bridge Loan Debenture has a maturity date of February 15, 2009. Accordingly, the total value of the shares underlying this Bridge Loan Debenture on the date of sale of the Bridge Loan Debenture is $172,500.

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On February 14, 2008, the Company entered into a transaction with Regent Private Capital, LLC, whereby Regent Private Capital, LLC agreed to invest $1,000,000 in the purchase of the Company’s Convertible Debentures — such investment to be made in two tranches of $500,000 each.

In connection with the investment by Regent Private Capital, LLC, Fountainhead Capital Partners Limited agreed to make additional investments totaling $300,000 in two tranches of $150,000 each concurrent with the Regent investments.

These investments are evidenced by Convertible Debentures with a term of one year and are convertible into shares of our common stock at a price of approximately $.123 per share. If fully converted, the Convertible Debentures would result in the issuance of 8,129,529 shares to Regent Private Capital, LLC and 2,438,853 shares to Fountainhead Capital Partners Limited. Accordingly, each of these Convertible Debentures has a value on its date of sale equivalent to its face value, namely $500,000 and $150,000 respectively.

45.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Response:

In connection with the recent investments by Regent Private Capital, LLC, Fountainhead Capital Partners Limited and the Concordia Investors and consultancy services provided by the Concordia Group and Sichenzia Ross Friedman and Ference, LLP, the Company issued a total of 523,747 shares of its common stock to The Concordia Group and 523,747 shares of its common stock to Sichenzia, Ross Friedman and Ference, LLP. Pursuant to the engagement letter with The Concordia Group dated January 18, 2008, in the event the Concordia Group provides further consultancy services in relation to further investments, the Company shall be issuing to The Concordia Group an additional 523,747 shares of its common stock. Such additional investments have been made. Based on the fixed selling price of $.19 per share at which the selling security holders may sell their shares until the Company’s common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices, the value of the 523,747 shares is $99,511.93. Please see footnote 1 to the selling shareholders table.

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Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

We have inserted a table showing all possible payments to selling shareholders in connection with the Convertible Debentures transaction.

46.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

•
if the conversion price per share is not set at fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

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•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

We have inserted a table showing an analysis of potential profits on the conversion of the Convertible Debentures.

47.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

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•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

We have inserted a table showing an analysis of potential profits on the exercise of all warrants and options.

48.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

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•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 45;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 46 and comment 47.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure -  as a percentage - of the total amount of all possible payments disclosed in response to comment 45 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 46 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

We have inserted a table showing an analysis of the gross versus net proceeds from the transaction incorporating the data presented in our responses to Comments 45-47.

49.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) , with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

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•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

We have inserted a table showing an analysis of all share sale transactions involving the selling shareholders with the requested data.

50.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make any required payments on the overlying securities; and

•
whether- based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

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Response:

While the Company hopes to generate sufficient cash flow from the sale of its products in order to have the financial ability to make required payments on the overlying securities, there is clearly no guarantee that it will be in a position to do so. Nor does the Company have in place any commitments from any third parties to provide it with the funding required to make such payments in the event operating cash flow in not sufficient to to so. The Company’s ultimate goal is that it will be able to develop a liquid public market for its common stock such that the holders of the overlying securities will be incentivized to convert to common stock. The Company would also hope that such market would incentivize the holders of the Company’s options and warrant to exercise such warrants and options which will result in an additional source of cash to the Company. Obviously, there is no guarantee that this will occur. Absent any of these factors or generation of sufficient cash flow to fund such payments, the Company will not be in a position to make the required payments on the overlying securities.

The Company is not aware of any selling shareholder who maintains a short position in the Company’s common stock.

51.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and the all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in his regard.

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Response:

The Company has the following relationships and arrangements with certain selling shareholders

1.. Concordia Financial Group. The Company engaged the services of Concordia Financial Group to provide financial advisory services, including advice related to capital formation, positioning the company for eventual share registration and public reporting, selection of professionals to support these activities, compliance with the reporting requirements under the Securities Act of 1934 and for certain investor relations and public relations following such registration. The agreement maybe terminated at any time after December 31, 2008. Concordia received a total of 1,047,494 Vycor Medical common shares for its services.

2. Sichenzia Ross Friedman Ferrence LLP. The Company engaged Sichenzia Ross Friednman Ference LLP to provide legal services in connection with the transactions with Regent Private Capital and Fountainhead Capital Partners Limited and the filing of an S-1 registration statement with the SEC. Sichenzia received a total of 523,747 Vycor Medical common shares as well as $60,000 cash for their services.

3. GC Advisors. The Company had previously engaged GC Advisors for financial advisoriy services in connection with the prior bridge loan transaction with Fountainhead Capital Partners Limited and the preparation of business plans with respect thereto. During the period of September 2006 through January 2007, GC Advisors received a total of 80,243 common shares of Vycor Medical, Inc. as well as an additional $9,000 cash during the period February 15-May 5, 2008 for their services.

4.. RES Holdings- The Company had previously engaged RES Holdings for financial advisory services in connection with the the prior bridge loan transaction with Fountainhead Capital Partners Limited and the preparation of business plans with respect thereto. RES Holdings received a total of 47,366 Vycor Medical common shares during the period February 15-May 5, 2008 for their services.

52.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

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Response:

The Company is only legally obligated to file a registration statement to register the underlying shares of common stock from the Convertible Debentures for Regent Private Capital LLC and Fountainhead Capital Partners Limited pursuant to Section 6.1 of the Convertible Debenture Purchase Agreements with them. However, both Fountainhead Capital Partners Limited and Regent Private Capital, LLC have subsequently agreed to allow the Company to register less than all of such shares the shares of common stock in return for certain demand and “piggy-back” registration rights covering the remainder of the common stock issuable under such Debentures.

In addition, the Company is endeavoring to register the shares in connection with investments in the Company by various other investors dating back to 2006 in this registration statement in recognition of their commitment and contributions to the Company. The investors made a bona fide investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own account for more than two months already and some for a few years, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter.

Please refer to the revised selling shareholder table.

Plan of Distribution, page 45

53.
Please tell us how you intend to pay for the fees and expenses incident to the registration of the shares being offered under this prospectus which you estimate to be $87,087 when at December 31, 2007 you only had $15,739 cash on hand.

Response:

On or about February 14, 2008, the Company raised approximately $650,000 through the sale of certain Convertible Debentures to Regent Private Capital, LLC and Fountainhead Capital Partners Limited. In addition, at about the same time, approximately 20 small investors agreed to invest an additional $140,000 in the purchase of the Company’s shares of common stock at approximately $.19 share per share. The investment closed on or about February 20, 2008.

It is from such proceeds of sale that the Company plans to pay for the fees and expenses incident to the registration of the shares being offered under the prospectus.

Financial Statements, page F-1 to F-6

54.	Please update the financial statements as required by Rule 8-08 of Regulation S--X.

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Response:

The Company has included its financial statements for the first quarter of 2008 ending March 31, 2008 as required by Rule 8-08.

Independent Auditors’ Report. page F-2

55.
Please revise the filing to include financial statements that were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1, SEC Release 34-49707 and Rule 2-02 of regulation S-X.

Response:

The filing has been amended to state that the audit was conducted in accordance with standards established by the Public Company Accounting Oversight Board.

56.
We note that your auditor’s report was filed without a signature. Please revise your filing to include a signed audit report. Refer to Item 302 of Regulation S-T which provides guidance on signatures in electronic filings.

Response:

The audit opinion letter has been revised to show the auditor’s electronic signature.

Balance Sheet, page F-3

57.
We note that you have reported organization costs on your balance sheet at December 31, 2007. We note that paragraph 12 of SOP 98-5 requires costs of start-up activities, including organization costs, should be expensed as incurred. Please revise your financial statements to comply or tell why the guidance is not applicable.

Response:

The financial statements have been restated such that the organization costs have been charged to operations.

Statement of Stockholder’s Deficiency, page F-5

58.	Please revise the statement to reflect all changes in equity from date of inspection (June 5, 2005) through the date of the latest balance sheet presented, as required by paragraph 11 of SFAS 7.

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Response:

The Statement of Stockholders’ Deficiency has been revised to show the balance at December 31, 2007.

Note 1. Significant Accounting Policies, page F-7

59.
We note the discussion of several patent applications in process on page 17. Please revise this note to disclose how you account for the costs relating to patents. If you expense these costs, please disclose where you present the amounts in your statement of operations, and if material, disclose the amounts recorded in each period.

Response:

The Significant Accounting Policies section of the notes has been revised to include the following note:

Patents

The Company capitalizes legal and related costs associated with the establishment of patents for its products. Costs associated with the development of the patented item or process are charged to research and development costs as incurred. The costs associated with the establishment of the patents are amortized over the life of the patent.

The Company reviews existing patents as well as those in the approval process for impairment on an annual basis using an present value, cash flow method pursuant to Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets. Since the Company’s patents are either very new or still in the process of approval, the Company does not believe that any impairment of these amounts exists.

60.
We note from the statements of cash flows that you acquired patents in each reported period. Please include a note to the financial statements describing the patents you acquired, their cost, and the method and periods of amortization.  In addition, disclose your impairment policy for these and any other intangible assets. Refer to paragraphs 44 and 45 of SFAS 142.

Response:

Please see response to Comment #59, above.

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Use of Estimates in the Preparation of Financial Statements, page F-7

61.	Please revise this note to disclose your policies for recognizing revenue. Disclose how your policy complies with the criteria outlined in SAB Topic 13(a).

Response:

The Significant Accounting Policies section of the notes has been revised to include the following note:

Revenue Recognition

To date, the Company has had virtually no revenue. Upon the planned development and sale of their products, the Company will record revenue at the time, pursuant to Staff Accounting Bulletin Topic 13(a) that a completed contract for the sale exists, title transfers to the buyer and the product is invoiced and shipped to the customer. The Company intends to sell a surgical access system, already approved by the U.S. Food and Drug Administration, to hospitals and other medical professionals. The Company does not expect the need to provide for product returns or warrantee costs but will review such potential costs after the commencement of sales.

62.
We note the discussion on page 27 relating to your educational and marketing strategies. Please tell us and revise this note to disclose how you will account for educational expenses incurred in marketing your product. Specifically address expense recognition aspects of the accounting.

Response:

The Significant Accounting Policies section of the notes has been revised to include the following note:

Educational and marketing expenses

The Company may incur costs for the education of customers on the uses and benefits of its products. The Company will expense such costs as a component of selling, general and administrative costs as such costs are incurred.

63.
Please revise this note to disclose how you account for the costs relating to the website asset on your balance sheet, specifically addressing the capitalization and expensing policies. Refer to paragraphs 4-8 of EITF 00-2.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

The Significant Accounting Policies section of the notes has been revised to include the following note:

Website Costs

The Company capitalizes the costs associated with the acquisition of hardware and development tools as well as the creation of database tools in connection with the Company’s website pursuant to Statement of Position 98-1 and Emerging Issues Task Force 00-20. Other costs including the development of functionality and identification of software tools are expensed as incurred.

Note 3. Long-Term Debt, page F-S

64.	Please address the following relating to your long-term debt.

•
Revise the note to clearly disclose the significant terms of each debt instrument or groups of like instruments outstanding at each balance sheet date. Clearly disclose the interest rate, maturity dates, any conversion terms, call options and any damages you may have to pay relating to the debt instrument.

•
Tell us and revise the note to disclose how you accounted for the each debt instrument at issuance, including the allocation of proceeds between the debt and any warrants or other features requiring bifurcation pursuant to SFAS 133.

•	Tell us and revise the note to disclose the amounts and your accounting for any debt discounts, beneficial conversion features, or embedded derivatives identified.

Refer to APB 14, SFAS 133, SFAS 150 and EJTF 00-19.

Response:

The notes to the financial statements have been revised to include the following note:

3 LONG-TERM DEBT

As of December 31, 2007, long-term debt consists of:

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Debenture, payable to GC Advisors, with interest at 12%,
due the earlier of January 9, 2009, or five business days
following the receipt of at least $500,000 in cash from any form of equity or debt financing	$17,000

Loan, payable to Optimus Services, LLC, with interest at the prime interest rate as reported in the Wall Street Journal Payable $20,500 per month
100,000

Convertible Promissory Note, payable to David Salomon,
with interest at 13%, with principal balance due August 28, 2008.
The Holder has the right to convert all of the principal amount of this note, prior to the due date, into fully paid and nonassessable common shares of the Company. This option was exercised on February 15, 2008	150,000

Bridge loan debenture, in the amount of $172,500. payable to Fountainhead Capital Partners Limited, with interest at the applicable Federal Rate as defined in Sec. 1274 (d) if the Internal Revenue Code, due June 21, 2007, with an option to extend the due date, which was exercised	172,500

$439,500

Note 4: Warrants, page F-8

65.
Please revise the note to describe the transactions where you granted warrants. Disclose how you accounted for the warrants, the value you assigned to the warrants, how you determined that value and whether they were recorded a liabilities or equity.

Response:

Note 5 to the financial statements has been revised to include a description of the warrants granted by the Company, the value assigned to the warrants using the Black-Scholes model and the accounting treatment of such warrants.

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66.
Revise this note or include a separate note to the financial statements to provide similar information relating to your stock option grants in each period. Provide any disclosures required by SFAS 123(R).

Response:

We have also included in Note 5 a similar presentation with respect to our stock option grants.

Recent Sales of Unregistered Securities, page II-2

67.
Please revise this section so that it reconciles with the information provided throughout your prospectus. For example, your disclosure of the number of shares issuable upon conversion of the debentures issued on February 15, 2008 does not reconcile with similar disclosure on page 33. As another example, this section does not include disclosure regarding the December 14, 2006 bridge loan debenture issued to Fountainhead.

Response:

Please see the revisions.

Undertakings, page II-5

68.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings. Also eliminate all references to Regulation S-B and its item requirements as you are required to comply with Regulation S-K. In addition delete the undertaking under the caption “(C) Undertakings Required by Regulation S-B, Item 512(f)” as you are not incorporating subsequent Exchange Act documents by reference.

Response:

Please see the revisions.

Signatures, page II-8

69.	Please do not change the text that Form S-1 requires on the Signatures page.

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Response:

Please see the revisions.

Exhibit 5.1

70.	Please obtain a revised opinion of counsel that specifically refers to the registration statement by its file number.

Response:

Noted. Please see revisions.

Exhibit 23.1

71.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response:

We have filed a current consent from our auditors.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

___________________________
Benjamin A. Tan, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
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